November 1, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2024, which was filed with the U.S. Securities and Exchange Commission on November 1, 2024.

Very truly yours,

/s/ John G. Finley
John G. Finley
Chief Legal Officer

Blackstone Inc.

345 Park Avenue

New York, New York 10154

T 212 583 5000